EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

February 19, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Wells Fargo Funds Trust, File Nos. 333-164487 and 811-09253 (the “Registrant”)

Dear Ms. Stirling:

On behalf of the Registrant, I am sending a response to oral comments delivered by you and Laura Hatch on February 16, 2010 and February, 11, 2010, respectively, to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on January 22, 2010, accession no. 0000907244-10-000107, relating to the acquisition of the assets of series of both the Registrant and certain series of Evergreen Trusts (as listed below) (the “Target Funds”) by the series of the Registrant (“Acquiring Funds”), as follows:

Target (Merging) Fund	Trust of Target Funds	Acquiring (Surviving) Fund
Evergreen Core Plus Bond Fund	Evergreen Fixed Income Trust	Wells Fargo Advantage Income Plus Fund
Evergreen Core Bond Fund	Evergreen Select Fixed Income Trust	Wells Fargo Advantage Total Return Bond Fund
Evergreen Short-Intermediate Bond Fund	Evergreen Select Fixed Income Trust	Wells Fargo Advantage Total Return Bond Fund
Wells Fargo Advantage Diversified Bond Fund	Registrant	Wells Fargo Advantage Total Return Bond Fund

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the Prospectus/Proxy Statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       In the Question and Answer introductory section, you asked that we provide more information regarding the proposal to shareholders to approve a new investment subadvisory agreement for Evergreen Core Bond Fund, Evergreen Short Intermediate Bond Fund and Evergreen Core Plus Bond Fund

Response:      We have added the following disclosure to the paragraph in that section (in bold):

“In addition, if you are a shareholder of Evergreen Core Plus Bond Fund, Evergreen Core Bond Fund or Evergreen Short Intermediate Bond Fund, you are also being asked to vote on a proposal to approve a new Investment Sub-Advisory Agreement among Evergreen Investment Management Company, LLC (”EIMC”), Wells Capital Management Incorporated ("Wells Capital"), the Funds’ new sub-adviser, and the Fund. The Board of Trustees of your Funds approved an interim Sub-Advisory Agreement among EIMC, Wells Capital and the relevant Evergreen Target Trust, with respect to your Funds, each of which became effective on December 1, 2009, and also approved the new sub-advisory agreement which you are being asked to approve. Details about the new sub-advisory agreement, Wells Capital and Wells Capital’s experience providing investment advisory services are contained in the attached prospectus/proxy statement.”

Comment:       In the Question and Answer introductory section, you requested that we provide more information regarding the factors that the Boards of Trustees considered in approving the Mergers.

Response:      We have added the following disclosure to the paragraph in that section (in bold): “…similarities and differences between theTarget Funds' and the Acquiring Funds’ investment goals, principal investment strategies and specific portfolio characteristics as well as the relative sizes, the performance records, and the expenses of the Funds.”

Comment:       With respect to each Merger, in the section entitled “Merger Summary - Investment Goal and Strategy Comparison,” you requested that we highlight any differences in the Target and Acquiring Fund’s fundamental investment policies.

Response:      Although, in some cases, the description of the Target Funds’ and Acquiring Funds’ fundamental investment policies differ, the policies are substantively similar. To clarify the disclosure, we have replaced the comparative statement with the following: “Although the Funds have historically used different terms and descriptions to describe their principal risks, the fundamental investment policies of the Target and Acquiring Funds are substantively similar.”

Comment:       With respect to each Merger, you requested that we confirm that all the differences in the principal risks of the Target and Acquiring Funds are summarized in the section entitled “Merger Summary -- Principal Risk Comparison.

Response:      We have confirmed that the introduction to the “Merger Summary -- Principal Risk Comparison” section includes a summary of significant differences in the principal risks of Target and Acquiring Funds.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -Shareholder Fee and Fund Expense Comparison,” you suggested that, given that the presentation includes only total annual operating expenses, the Acquired Fund Fees and Expenses amounts be removed.

Response:      The requested change has been made.

Comment:       With respect to the Merger in which the Wells Fargo Advantage Total Return Bond Fund would be the Surviving Fund, in the section entitled “Merger Summary- Investment Goal and Strategy Comparison,” you requested that we reword the principal strategy for the Fund that pertains to investments in asset-backed securities as follows: “… up to 25% of the Fund’s total assets in asset-backed securities, not including mortgage-backed securities…”

Response:      We respectfully decline to make this change. The relevant principal investment strategy is intended to inform shareholders that the Fund may invest up to 25% of the Fund’s total assets in asset-backed securities, but that (i) this limitation does not pertain to mortgage-backed securities, and (ii) mortgage-backed securities are not considered asset-backed securities for purposes of applying this 25% limitation. We believe that the principal investment strategy as it is currently worded expresses both points clearly to shareholders and that the staff’s proposed language would only express the latter point.

Comment:       With respect to each Merger, you requested that we include language in the section entitled “Merger Summary- Tax Information” discussing the effect of the Merger on any capital loss carryforwards of the relevant Target Fund.

Response:      We have added the following disclosure to that section:

                        “U.S. federal income tax law permits the Funds to carry forward net capital losses for up to eight taxable years. Your Target Fund may be presently entitled to significant net capital loss carryforwards for U.S. federal income tax purposes, as detailed in “Material U.S. Federal Income Tax Consequences of the Mergers”. Your Merger will cause the tax year of your Target Fund to close, resulting in an earlier expiration of net capital loss carryforwards than would otherwise occur. In addition, your Merger can result in a limitation on the ability of your Acquiring Fund to use carryforwards of your Target Fund and, potentially, to use unrealized capital losses inherent in the tax basis of the assets acquired, once realized.”

Comment:       In the section entitled “Merger Information - Agreement and Plans of Reorganization and Related Matters,” you requested that we include  an explanation of which plan --   the “standard plan” or   the “alternate plan – is applicable to which Funds.

Response:      We have added the following disclosure to the introductory paragraph (in bold).

“The Standard Plan, a form of which is attached at Exhibit A, typically applies to all Mergers. The Alternate Plan, a form of which also is attached at Exhibit A, applies to the Mergers that involve Evergreen Core Bond Fund and Evergreen Short Intermediate Bond Fund, which are both non-feeder funds merging into Wells Fargo Advantage Total Return Bond Fund, a feeder fund in a “master gateway” fund structure.”

Comment:       You requested that we disclose the name and address of the parent company of the new sub-adviser to Evergreen Core Bond Fund, Evergreen Short Intermediate Bond Fund and Evergreen Core Plus Bond Fund, as well the basis of control by the parent company of the new sub-adviser, as required by Item 22(c) of Schedule 14A.

Response:      The information required by Item 22(c) is included in the section entitled “Management of the Funds.”

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds they own.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary - Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges, and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares.”   Additional detail regarding buying, selling and exchanging shares of the Wells Fargo Advantage Funds is included in the section entitled “Buying, Selling and Exchanging Fund Shares – Purchase and Redemption Information.”

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       In the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison”, you requested that, with respect to each Fund (as well as the pro forma), we include all expense tables sequentially, so that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables appear together, and that all footnotes for both sets of tables be grouped together following the “Annual Fund Operating Expenses” tables.

Response:      We have reordered the tables as requested; however, we respectfully decline to include all of the footnotes for both tables after the “Annual Fund Operating Expenses” table as we believe that including the footnotes immediately after the table to which they pertain helps to facilitate a shareholder’s understanding of the information presented.

Comment:       You requested that we include the “Shareholder Fees” tables with respect to each Fund (as well as the pro forma) in “Exhibit C – Additional Target and Acquiring Fund Expense Information.”

Response:      We respectfully decline to make this change, as the “Shareholder Fees” tables are already included in the body of the prospectus/proxy statement. We have, however, included in Exhibit C a cross reference to the “Shareholder Fees” tables.

Comment:       With respect to each Fund, you requested that we include the “Example of Fund Expenses” within the section entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison”.

Response:      We respectfully decline to make this change. In a letter to the Commission Staff dated March 31, 2009, we requested and received permission from the Staff to include in the body of the prospectus/proxy statement only the gross and net Total Annual Fund Operating Expenses for the Target and Acquiring Funds as well as for the pro forma Annual Fund Operating Expenses table. The “Example of Fund Expenses” for each Fund is included in Exhibit C to the prospectus/proxy statement.

Comment:       In the sections entitled “Merger Summary- Shareholder Fee and Fund Expense Comparison” and “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you requested that, with respect to any Merger that involves more than one Target Fund, we include a footnote to the pro forma expense table indicating what the highest possible expense ratio would be if the shareholders of only one Target Fund approve the Merger. You stated that we need not include this footnote if the difference in expense ratio would be less than 0.01%.

Response:      We have confirmed that the expense ratio is less than 0.01% for the proposed merger involving more than one Target Fund, and therefore the footnote has not been added.

Pro Forma Financial Statements Comments from Ms. Hatch:

Comment:       You commented that in the Schedule of Investments for Wells Fargo Advantage Income Plus Fund Pro Forma, the amount included listed in the footnote which reads ‘‡ Short-term security of an affiliate of Wells Fargo Advantage Income Plus Fund with a cost of $62,752,697’ is not consistent with the amount shown for the short-term investments, in the table above, which is $62,352,722.

Response:      The correct amount is $62,352,722. We will make that change.

Comment:       In the Statement of Assets and Liabilitities for Wells Fargo Advantage Total Return Bond Fund Pro Forma, you commented that the pro forma adjustments amount for the line item “Investment in affiliated Master Portfolios” is $720,754,936, which is not consistent with the amount listed in Portfolio of Investments for the same line item, where the amount is listed as $718,783,088.

Response:      The amounts are correct as is. The $718,783,088 on the Portfolio of Investments illustrates only an adjustment to show that the securities of the Target Funds would be contributed to the Wells Fargo Advantage Total Return Bond Portfolio upon consummation of the merger.

The $720,754,936 includes the reclassification of   receivables and payables related to securities held by Target Funds into the market value of the Master Portfolio.

Comment:       In the Statement of Assets and Liabilitities for Wells Fargo Advantage Total Return Bond Fund Pro Forma, you asked why the investment adjustments section does not net to zero.

Response:      The investment adjustments section does not net to zero since the $720,754,936 includes the reclassification of   receivables and payables related to securities held by Target Funds into the market value of the Master Portfolio.

Comment:       In the Statement of Assets and Liabilitities for Wells Fargo Advantage Total Return Bond Fund Pro Forma, you asked that we explain why adjustments were made for the line items, “Receivable for dividends and interest” and “Receivable for investments sold.”

Response:      Adjustments were made for these items since the Surviving Fund will hold only investments of the Master Portfolio and will not directly hold any securities, therefore, the Fund will not have ‘Receivable for dividends and interest’ and ‘Receivables for investments sold.’

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement during the week of February 22, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

cc: Marco Adelphio, Esq.

      C. David Messman, Esq.